press release

ArcelorMittal completes acquisition of ThyssenKrupp Steel USA

Luxembourg, 26 February 2014

ArcelorMittal, together with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), today announces that it has completed the acquisition of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant in Calvert, Alabama, having received all necessary regulatory approvals.

The transaction – a 50/50 joint venture with NSSMC – was completed for an agreed price of US$1,550 million plus working capital and net debt adjustment.

The Calvert plant has a total capacity of 5.3 million tons including hot rolling, cold rolling, coating and finishing lines.

Commenting, Mr Lakshmi N. Mittal, chairman and CEO of ArcelorMittal, said: “The successful completion of this transaction is an important milestone for ArcelorMittal. Along with NSSMC we are now the owners of the most modern steel finishing facility in the world, which will allow us to meet rising demand for steels in the automotive, energy and other important NAFTA markets.”